Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462 and 333-204638

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2016

Pricing Supplement To Prospectus dated January 13, 2016 and Prospectus Supplement dated January 13, 2016

United Mexican States

U.S. $110,000,000,000

Global Medium-Term Notes, Series A

U.S. $            % Global Notes due 2026

The notes will mature on January     , 2026. Mexico will pay interest on the notes on January      and July      of each year, commencing July     , 2016. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture, each issuance of which constitutes a separate series under said indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 6 of the accompanying prospectus dated January 13, 2016, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per note		%		%		%
Total	U.S. $		U.S. $		U.S. $

(1)	Plus accrued interest, if any, from January , 2016.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January     , 2016.

Joint Lead Managers

Citigroup	J.P. Morgan	Morgan Stanley

January     , 2016

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-9
Plan of Distribution	PS-27

Prospectus Supplement

About this Prospectus Supplement	S-1
Summary	S-2
Risk Factors	S-5
Description of the Notes	S-8
Taxation	S-18
Plan of Distribution	S-25
Glossary	S-34
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Description of the Securities	3
Plan of Distribution	13
Official Statements	14
Validity of the Securities	15
Authorized Representative	16
Where You Can Find More Information	16

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated January 13, 2016, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated January 13, 2016 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, CITIGROUP GLOBAL MARKETS INC. (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED JANUARY 13, 2016 ISSUED BY MEXICO.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in the accompanying prospectus supplement.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $        , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $        . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Aggregate Principal Amount:	U.S. $

Issue Price:	%, plus accrued interest, if any, from January , 2016

Issue Date:	January , 2016

Maturity Date:	January , 2026

Specified Currency:	U.S. dollars (U.S. $)

Authorized Denominations:	U.S. $200,000 and integral multiples of U.S. $1,000 in excess thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	% per annum, accruing from January , 2016

Interest Payment Date:	Semi-annually on January and July of each year, commencing on July , 2016

Regular Record Date:	January and July of each year

Optional Redemption:	X Yes No

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment:	Yes X No

Indexed Note:	Yes X No

Foreign Currency Note:	Yes X No

Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Purchase Price:	%, plus accrued interest, if any, from January , 2016

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP: ISIN:

Common Code:

Trustee, Principal Paying Agent, Transfer Agent and Registrar:	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Payment of Principal and Interest:	Principal of and interest on the notes will be payable by Mexico to the Paying Agent in U.S. dollars.

Governing Law:	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions:	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 6 of the accompanying prospectus dated January 13, 2016.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

Form of Government

In December 2015, the Senado de la República (Senate) ratified the following appointments:

1.	As published in the Gaceta del Senado (Senate Gazette) on December 4, 2015, Alberto Torres García was ratified as Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit, replacing Alejandro Díaz de León Carrillo.

2.	As published in the Senate Gazette on December 10, 2015, Norma Lucía Piña Hernández and Javier Laynez Potisek were ratified as justices of the Supreme Court, replacing Olga María del Cármen Sánchez Cordero Dávila and Juan Nepomuceno Silva Meza.

3.	As published in the Senate Gazette on December 15, 2015, Julio Alfonso Santaella Castell was ratified as a member of the Board of Directors of the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), replacing Eduardo Sojo Garza Aldape.

The Instituto Nacional Electoral (National Electoral Institute) approved extraordinary gubernatorial elections to be held in Colima on January 17, 2016.

On December 17, 2015, the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration) and other relevant laws were amended in order to create a new Ministry of Culture. The National Council for Culture and Arts (Conaculta) will become the new Ministry of Culture and will oversee policy relating to Mexico’s cultural and historical heritage. On December 21, 2015, the President of Mexico appointed Rafael Tovar y de Teresa as Minister of Culture.

The Economy

Legal and Political Reforms

On May 12, 2015, the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission) invited foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the extraction of hydrocarbons in twenty-five onshore areas. On December 15, 2015, the Commission awarded contracts for the twenty-five onshore areas. On December 17, 2015, the Commission invited foreign and national entities and state-owned companies to participate in a bid for contracts relating to the exploration and extraction of hydrocarbons in ten deep-water areas.

In accordance with the educational objectives of the Plan Nacional de Desarrollo 2013-2018 (National Development Plan) described in the 2014 Form 18-K, the first issuance of education infrastructure certificates (CIEN Program) took place in December 2015, in order to raise capital for improving infrastructure for education. Ps. 8.6 million were raised through the issuance of local bonds maturing in 2039. The program establishes a financing mechanism whereby states can receive funds from the Multiple Contribution Fund by making commitments to use such funds for specific infrastructure projects. The issuance was widely accepted among public investors, with the participation of twenty-three institutions, including local pension funds and insurance companies. This was the first of a series of issuances expected to raise a total of Ps. 50.0 billion between 2015 and 2018.

Reforms to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law for Budget and Fiscal Accountability) and the Ley General de Deuda Pública (the General Law of Public Debt), published in the Diario Oficial de la Federación (the Official Gazette of the Federation) on August 11, 2014, established the possibility that the Federal Government of Mexico (the Government), acting through the Ministry of Finance and Public Credit, could assume a portion of Petróleos Mexicanos’ (PEMEX’s) pension liabilities, subject to certain conditions. These conditions include: within a year after the decree comes into effect, PEMEX reaches an agreement to modify the collective bargaining agreement to which PEMEX and its subsidiaries are subject; modification of the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y sus Organismos Subsidiarios (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities); and the implementation of an austerity program. Such assumed liabilities would be equivalent to a corresponding reduction in liabilities achieved through reforms to PEMEX’s pension system. In December 2015, PEMEX notified the Ministry of Finance that such conditions were met. As published in the Official Gazette of the Federation on December 24, 2015, the Ministry of Finance and Public Credit issued Rules for the Government’s assumption of a portion of PEMEX’s pension liabilities. Those Rules called for an independent pension specialist to calculate the reduction in PEMEX’s liabilities. They also called for a temporary Ps. 50,000 million promissory note, which will be exchanged in 2016 for a series of promissory notes to be issued on the basis of the pension liability reduction that is ultimately verified by the independent pension specialist.

On December 24, 2015, a new energy transition law was published in the Official Gazette of the Federation. The law aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets a goal that at least 35% of the country’s electricity supply must be generated from clean energy sources by 2024. Accordingly, the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Renewable Energy Development and Financing for Energy Transition Law) and the Ley para el Aprovechamiento Sustentable de la Energía (Development of Sustainable Energy Law) have been repealed.

Amendments to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) and to the Federal Law of Budget and Fiscal Accountability were published in the Official Gazette of the Federation on December 30, 2015. These amendments require each state to create accounting councils in order to standardize public accounting throughout the different levels of government.

A new Ley de Tesorería de la Federación (Treasury of the Federation Law) became effective on January 1, 2016. This law is designed to establish the rules for the collection and management of federal funds by the Treasury of the Federation and the making of payments therewith. The law also entrusts the Treasury of the Federation with supervising persons involved in activities relating to the management of federal funds and levying fines and other penalties.

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Figures for 2015 have been annualized by multiplying third quarter GDP data by four to state on an annualized basis. The annualized data is included for comparison purposes only and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.

	Real GDP by Sector
	2010		2011		2012		2013		2014(1)		Third quarter 2015(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.8	Ps.	373.6
Secondary activities:
Mining		1,021.0		1,017.2		1,026.0		1,024.5		1,009.1		958.0
Utilities		267.4		286.0		292.1		293.6		317.7		353.2
Construction		975.5		1,015.1		1,040.0		990.3		1,010.2		1,061.3
Manufacturing		2,016.7		2,109.3		2,196.1		2,220.7		2,308.2		2,394.1
Tertiary activities:
Wholesale and retail trade		1,749.0		1,919.1		2,010.6		2,055.7		2,120.0		2,234.8
Transportation and warehousing		700.1		728.4		758.0		776.4		802.4		831.0
Mass media information		355.3		371.1		431.6		453.1		454.1		485.6
Finance and insurance		488.6		523.3		563.4		622.0		616.5		621.4
Real estate, rental and leasing		1,504.5		1,548.5		1,587.2		1,603.1		1,635.7		1,667.1
Professional, scientific and technical services		274.2		288.3		291.4		294.8		299.7		300.3
Management of companies and enterprises		71.8		74.4		80.8		79.4		85.1		95.5
Administrative and support and waste management and remediation services		373.4		395.7		412.9		430.7		429.8		423.7
Education services		473.9		481.3		492.0		495.9		496.2		499.8
Health care and social assistance		254.9		260.3		265.9		267.4		265.9		272.5
Arts, entertainment and recreation		57.3		56.9		58.5		60.6		59.7		65.5
Accommodation and food services		255.9		259.8		273.9		279.0		287.0		308.9
Other services (except public administration)		256.7		261.5		270.0		275.8		280.0		291.3
Public administration		478.8		472.1		489.5		487.3		501.2		494.8

Gross value added at basic values		11,961.2		12,445.4		12,945.2		13,119.2		13,405.4		13,732.2
Taxes on products, net of subsidies		316.5		328.8		342.3		347.1		364.0		372.1

GDP	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,466.3	Ps.	13,769.3	Ps.	14,104.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(2)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2010	2011	2012	2013	2014(2)	Third quarter 2015(2)(3) (annualized)
GDP (constant 2008 prices)	5.1%	4.0%	4.0%	1.3%	2.3%	2.6%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	0.8	(2.3)	7.4	0.9	4.3	4.1
Secondary activities:
Mining	0.9	(0.4)	0.9	(0.1)	(1.5)	(5.6)
Utilities	4.5	6.9	2.1	0.5	8.2	3.8
Construction	0.8	4.1	2.5	(4.8)	2.0	3.5
Manufacturing	8.5	4.6	4.1	1.1	3.9	2.8

	2010	2011	2012	2013	2014(2)	Third quarter 2015(2)(3) (annualized)
Tertiary activities:
Wholesale and retail trade	11.9	9.7	4.8	2.2	3.1	4.8
Transportation and warehousing	7.7	4.0	4.1	2.4	3.4	4.0
Mass media information	1.0	4.4	16.3	5.0	0.2	9.3
Finance and insurance	21.0	7.1	7.7	10.4	(0.9)	1.7
Real estate, rental and leasing	2.8	2.9	2.5	1.0	2.0	2.2
Professional, scientific and technical services	(0.1)	5.1	1.1	1.2	1.7	3.4
Management of companies and enterprises	5.3	3.5	8.6	(1.8)	7.2	0.1
Administrative support, waste management and remediation services	0.7	6.0	4.4	4.3	(0.2)	0.4
Education services	0.2	1.6	2.2	0.8	0.1	0.5
Health care and social assistance	(0.1)	2.1	2.1	0.6	(0.6)	0.9
Arts, entertainment and recreation	4.1	(0.7)	2.9	3.4	(1.5)	5.3
Accommodation and food services	1.9	1.5	5.4	1.8	2.9	7.1
Other services (except public administration)	1.0	1.9	3.3	2.1	1.6	1.4
Public administration	2.4	(1.4)	3.7	(0.5)	2.9	0.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(3)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.6% in real terms during the third quarter of 2015, as compared to the same period of 2014. This increase was due to growth in real terms in all sectors, except the mining sector which decreased by 5.6% in real terms. As with all quarterly GDP figures released by INEGI, this GDP figure has been annualized by multiplying GDP for the third quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the nine months ended September 30, 2015 was 2.5% in annualized terms, 1.7 percentage points lower than during the same period of 2014. This was due mainly to an annualized decrease in the prices of professional services and air transportation.

On January 7, 2016, INEGI published its inflation report for December 2015 indicating an annual consumer inflation rate of 2.1% for 2015, almost 2 percentage points lower than the annual consumer inflation rate for 2014. Despite a depreciation of the peso/dollar exchange rate, decreases in the prices of energy, commodities and telecommunications services contributed to the favorable change in the rate of inflation.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives from the business and labor sectors and the Government. Between January 1, 2014 and January 1, 2015, the average minimum wage increased by 4.2%, from Ps. 65.58 per day to Ps. 68.33 per day. Additionally, in the period between January 1, 2015 and April 1, 2015, the average minimum wage increased by 1.4%, to Ps. 69.26 per day. On September 28, 2015 the National Minimum Wage Commission announced the standardization of the minimum wage across Mexico of Ps. 70.10 per day. On December 11, 2015, the minimum wage was increased by 4.2% to Ps. 73.04 per day.

Interest Rates

During the first nine months of 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during the same period in 2014. Interest rates in the first nine months of 2015 on 91-day Cetes averaged 3.0%, as compared to 3.0% during the same period in 2014.

On December 31, 2015 the 28-day Cetes rate was 3.05% and the 91-day Cetes rate was 3.29%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% as of September 30, 2015, a 0.6 percentage point decrease from the rate during the same period of 2014.

As of September 30, 2015, the economically active population in Mexico older than fifteen years of age consisted of 53.2 million individuals, while the unemployed population in Mexico older than fifteen years of age consisted of 2.4 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of September 30, 2015:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%
Total	2,445,263	100%	1,468,202	60.0%	977,061	40.0%
15-24 years	880,451	36.0%	492,500	33.5%	387,951	39.7%
25-44 years	1,130,412	46.2%	659,345	44.9%	471,067	48.2%
45-64 years	400,772	16.4%	287,126	19.6%	113,646	11.6%
65+ years	33,266	1.4%	28,996	2.0%	4,270	0.4%
Unspecified	362	0.0%	235	0.0%	127	0.0%

Source: INEGI.

As in the past, unemployment continues to be particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth preliminary figures for the unemployment rate and the total population in Mexico by state as of September 30, 2015:

	Unemployment Rate %	Population
Aguascalientes	5.0	1,287,660
Baja California	3.9	3,484,150
Baja California Sur	5.0	763,929
Campeche	3.2	907,878
Coahuila	5.3	2,960,681
Colima	5.0	723,455
Chiapas	3.1	5,252,808
Chihuahua	4.0	3,710,129
Distrito Federal	5.0	8,854,600
Durango	4.9	1,764,726
Guanajuato	5.1	5,817,614
Guerrero	2.5	3,568,139
Hidalgo	4.4	2,878,369
Jalisco	5.2	7,931,267
México	5.7	16,870,388
Michoacán	3.7	4,596,499
Morelos	4.0	1,920,350
Nayarit	6.6	1,223,797
Nuevo León	4.9	5,085,848
Oaxaca	3.6	4,012,295
Puebla	3.4	6,193,836
Querétaro	5.3	2,004,472
Quintana Roo	4.6	1,574,824
San Luis Potosí	3.2	2,753,478
Sinaloa	5.0	2,984,571
Sonora	4.9	2,932,821
Tabasco	7.0	2,383,900
Tamaulipas	5.3	3,543,366
Tlaxcala	5.0	1,278,308
Veracruz	3.7	8,046,828
Yucatán	2.9	2,118,762
Zacatecas	3.8	1,576,068

Source: INEGI and Consejo Nacional de Poblacion (National Population Council).

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth preliminary figures for the percentage of Mexico’s economically active population by sector of the Mexican economy as of September 30, 2015:

Percentage
Services	42.1
Commerce	18.7
Manufacturing	16.3
Agriculture	13.4
Construction	7.9
Other	0.9
Unspecified	0.6

Source: INEGI and National Population Council.

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of September 30, 2015, there were no strikes that affected the federal jurisdiction.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2010	2011(2)	2012(2)	2013(2)	2014(2)	First nine months of 2014(2)	First nine months of 2015(2)(3)
Food	1.7%	2.2%	2.6%	1.0%	0.5%	0.7%	1.7%
Beverage and tobacco products	0.6	4.6	2.6	(0.5)	4.7	4.6	4.8
Textile mills	10.9	(4.4)	3.1	(2.7)	(3.1)	(3.6)	2.0
Textile product mills	2.5	(2.9)	(0.1)	3.5	6.3	3.0	11.6
Apparel	4.6	0.2	(0.5)	3.3	(3.0)	(1.3)	5.7
Leather and allied products	7.7	(0.7)	3.5	(0.6)	(1.7)	(2.1)	2.0
Wood products	5.5	5.1	13.0	(2.2)	1.1	(0.2)	4.3
Paper	3.7	(0.8)	4.8	2.1	3.1	2.5	3.8
Printing and related support activities	10.0	4.2	(4.1)	(6.9)	(2.2)	(4.5)	0.6
Petroleum and coal products	(7.2)	(3.6)	1.1	3.3	(4.4)	(3.0)	(9.5)
Chemicals	(0.4)	(0.1)	(0.3)	0.8	(0.8)	(1.3)	(1.1)
Plastics and rubber products	13.5	6.7	9.0	(1.9)	5.3	4.9	4.6
Nonmetallic mineral products	4.7	3.7	2.3	(3.1)	2.0	0.8	5.4
Primary metals	12.4	4.3	3.8	0.4	8.8	9.6	(2.5)
Fabricated metal products	8.8	7.0	3.9	(3.3)	6.0	4.6	6.2
Machinery	47.2	13.3	5.5	1.0	(0.6)	0.2	(0.6)
Computers and electronic products	3.7	6.7	0.5	3.8	10.6	9.0	7.7
Electrical equipment, appliances and components	10.1	(1.1)	1.7	(2.0)	8.5	6.7	6.9
Transportation equipment	42.2	16.6	13.9	5.6	12.1	11.6	7.7
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)	(5.0)	13.0
Miscellaneous	1.9	5.1	0.4	0.0	6.4	6.7	4.6
Total expansion/contraction	8.5	4.6	4.1	1.1	3.9	3.7	3.1

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2015 results as compared to the corresponding period of 2014.

Source: INEGI.

In comparison with the nominal changes reflected in the above table, the manufacturing sector expanded by 0.6% in real terms during the first nine months of 2015 (according to preliminary figures), as compared to the same period in 2014. This expansion was primarily due to a 10.5% increase in real terms in the furniture and related products sectors, as well as a 9.1% increase in real terms in the textile product sectors. However, some other manufacturing sectors contracted in real terms, such as the petroleum and coal products sector and the primary metals sector (which decreased 12.0% and 5.0% respectively, in real terms). In total, eight manufacturing sectors contracted during the first nine months of 2015, while thirteen sectors grew in the first nine months of 2015, as compared to the same period in 2014.

Agriculture

Sugar Industry

Due to an injunction granted on November 24, 2015 to the original owners of the five industrial sugar mills located in Veracruz and San Luis Potosí, the auction of those sugar mills was postponed to December 16, 2015, when the Servicio de Administración y Enajenación de Bienes (Assets Administration and Disposal Service) sold three sugar mills. The other two sugar mills were not sold because the agency did not receive bids for them. Their status is pending.

Financial System

Central Bank and Monetary Policy

At September 30, 2015, Mexico’s M1 money supply was 16.6% greater in real terms than the level at September 30, 2014. The amount of bills and coins held by the public was 18.4% greater in real terms than at September 30, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 7.6% greater in real terms than at the same date in 2014. This increase is attributed, in part, to fiscal reforms and to the temporary effect of campaigns and elections.

At September 30, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 5.5% greater in real terms than financial savings at September 30, 2014. Savings generated by Mexican residents increased by 7.0% and savings generated by non-residents increased by 6.7%, both in real terms, as compared to the same period of 2014.

At September 30, 2015, the monetary base totaled Ps. 1,073.2 billion, a 1.0% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014 due to a 21.3% nominal increase in the amount of bills and coins held by the public.

On December 17, 2015, the day following the U.S. Federal Reserve’s announcement of its decision to increase its reference rate by 25 basis points, Banco de México released a statement on its last monetary policy meeting of 2015, in which it announced an increase of 25 basis point to its overnight rate, thereby leaving the reference rate at 3.25%. Banco de México further announced that the Junta de Gobierno (Board of Governors) will continue to observe all determinants of inflation and inflation expectations as they evolve, including both external and internal determinants, and in particular will observe the relative monetary policy stance between Mexico and the U.S., the pass-through of exchange rate movements to consumer prices, as well as the evolving degree of slack in the economy. The next policy meeting of Banco de México will be held on February 4, 2016.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

At December 31, 2015, the IPC stood at 42,977.5 points, representing a 0.39% decrease from the level at December 31, 2014.

Banking Supervision and Support

At September 30, 2015, the total loan portfolio of the banking system was 10.1% greater in real terms than the total loan portfolio at December 31, 2014.

According to preliminary figures, at September 30, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 90.5 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.6%, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks at September 30, 2015 totaled Ps. 114.8 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 126.9% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first nine months of 2015, Mexico registered a trade deficit of U.S. $10.5 billion, as compared to a trade deficit of U.S. $2.0 billion for the same period of 2014. This was caused mainly by a reduction in oil and oil products exports. In particular, exports increased or decreased as follows, each as compared to the first nine months of 2014:

•	petroleum exports decreased by 44.4%;

•	non-petroleum exports increased by 2.3%;

•	merchandise exports decreased by 3.1%, to U.S. $284.6 billion, as compared to U.S. $293.7 billion during the first nine months of 2014; and

•	exports of manufactured goods (which represented 88.8% of total merchandise exports) increased by 2.3%.

According to preliminary figures, during the first nine months of 2015, total imports decreased by 0.2%, to U.S. $295.2 billion, as compared to U.S. $295.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first nine months of 2014:

•	imports of intermediate goods decreased by 0.7%;

•	imports of capital goods increased by 7.1%; and

•	imports of consumer goods decreased by 2.7%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	First nine months of 2014(1)	First nine months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$33,702	$18,739
Crude oil	35,919	49,381	46,852	42,712	35,855	28,560	15,055
Other	5,775	7,063	6,103	6,770	6,731	5,142	3,684
Non-oil products	256,780	292,990	317,814	330,534	354,542	260,048	265,893
Agricultural	8,610	10,309	10,914	11,246	12,181	8,962	9,747
Mining	2,424	4,063	4,906	4,714	5,064	3,972	3,477
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	247,114	252,668

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	293,749	284,631
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	42,434	41,291
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	224,487	222,981
Capital goods	30,247	35,032	38,568	39,057	39,647	28,847	30,881

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	295,768	295,153

Trade balance	$(3,009)	$(1,410)	$18	$(1,195)	$(2,849)	$(2,019)	$(10,521)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$93.21	$46.37

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2015, Mexico’s current account registered a deficit of 2.2% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $18.9 billion for the same period of 2014, which was mainly due to a reduction in merchandise exports. The capital account registered a surplus of U.S. $32.5 billion during the first nine months of 2015, as compared to a surplus of U.S. $38.3 billion during the same period of 2014. Foreign investment in Mexico totaled U.S. $28.7 billion during the first nine months of 2015 and was composed of direct foreign investment inflows totaling U.S. $21.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $7.1 billion.

At December 24, 2015, Banco de México’s international reserves totaled U.S. $176,352.5 billion, a decrease of U.S. $16,692.5 billion as compared to international reserves at December 26, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments(1)

		2010	2011	2012	2013	2014	First nine months of 2014	First nine months of 2015(2)
			(in millions of dollars)
I.	Current account(3)	$(4,854)	$(13,220)	$(15,923)	$(29,680)	$(24,036)	$(18,896)	$(24,741)
	Credits	346,529	399,306	423,510	434,891	454,002	337,477	326,255
	Merchandise exports (f.o.b.)	298,473	349,433	370,770	380,015	397,129	293,749	284,631
	Non-factor services	15,621	16,153	16,817	20,908	21,824	16,045	17,439
	Tourism	11,992	11,869	12,739	13,949	16,208	11,997	12,975
	Others	3,629	4,284	4,078	6,959	5,615	4,048	4,464
	Factor services	10,812	10,569	13,154	11,320	11,024	9,807	5,234
	Interest	3,388	3,475	2,671	2,391	2,309	1,713	1,792
	Others	7,424	7,094	10,483	8,929	8,715	8,094	3,442
	Transfers	21,623	23,152	22,768	22,649	24,026	17,876	18,951
	Debits	351,383	412,527	439,432	464,571	478,038	356,373	350,996
	Merchandise imports (f.o.b.)	301,482	350,843	370,752	381,210	399,977	295,768	295,153
	Non-factor services	25,565	30,289	30,277	31,377	33,673	25,007	24,615
	Insurance and freight	8,723	10,225	9,726	9,755	11,604	8,637	7,562
	Tourism	7,255	7,832	8,449	9,122	9,606	6,890	7,354
	Others	9,587	12,232	12,103	12,499	12,464	9,481	9,699
	Factor services	24,250	31,217	38,194	50,988	43,277	34,756	30,533
	Interest	14,023	17,791	20,418	23,372	25,659	17,924	18,107
	Others	10,227	13,426	17,776	27,617	17,618	16,832	12,427
	Transfers	86	178	209	995	1,111	841	695
II.	Capital account	49,841	53,648	56,263	66,278	59,597	38,269	32,498
	Liabilities	95,734	64,377	90,302	108,925	88,310	65,818	41,988
	Loans and deposits	46,034	15,929	14,055	42,725	35,274	28,482	13,309
	Development banks	648	(283)	398	426	870	188	359
	Commercial banks	29,323	(953)	(3,206)	15,112	8,156	4,477	(3,732)
	U.S. Federal Reserve swap facility	(3,221)	—	—	—	—	—	—
	Non-financial public sector	13,021	5,910	8,397	8,204	15,219	13,186	16,147
	Non-financial private sector	6,263	11,255	8,467	18,982	11,029	10,631	536
	PIDIREGAS(4)	—	—	—	—	—	—	—
	Foreign investment	49,701	48,447	76,248	66,200	53,036	37,336	28,679
	Direct	26,200	23,362	19,731	45,170	25,141	18,242	21,586
	Portfolio	23,500	25,086	56,517	21,030	27,896	19,094	7,093
	Equity securities	373	(6,566)	9,877	(943)	4,833	5,888	4,563
	Debt securities	23,127	31,651	46,640	21,973	23,062	13,207	2,530
	Assets	(45,893)	(10,728)	(34,039)	(42,647)	(28,713)	(27,549)	(9,490)
III.	Errors and omissions	(22,308)	(11,990)	(19,618)	(18,953)	(17,997)	(4,953)	(18,898)
IV.	Change in net international reserves(5)	22,759	28,879	21,040	13,006	16,717	14,062	(12,835)

Note: Numbers may not total due to rounding.

(1)	Figures for all years remain subject to quarterly review by Banco de México and are subject to change.
(2)	Preliminary figures.
(3)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(4)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) is recorded as non-financial public sector indebtedness.
(5)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Additionally, on November 23, 2015, the Executive Board of the IMF completed its annual review of Mexico’s qualification for the arrangement under the FCL and reaffirmed Mexico’s continued qualification to access FCL resources.

As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first nine months of 2015, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.7 billion, as compared to U.S. $37.3 billion during the same period in 2014, and was composed of direct foreign investment of U.S. $21.6 billion and net foreign portfolio investment inflows of U.S. $7.1 billion, as compared to U.S. $18.2 billion and U.S. $19.1 billion during the same period in 2014, respectively. The increase in foreign direct investment was due to an increase in new investments, which offset a decrease in reinvestments. The decrease in portfolio investment inflows was mainly due to a decrease in the stock and money market accounts and a reduction in securities issued abroad.

Exchange Controls and Foreign Exchange Rates

On December 31, 2015, the peso/dollar exchange rate closed at Ps. 17.2487 = U.S. $1.00, a 17.01% depreciation in dollar terms as compared to the rate on December 31, 2014.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 438.9 billion (including physical investment expenditures by PEMEX) during the first nine months of 2015, or 3.1% of GDP. This deficit was Ps. 405.8 billion during the same period of 2014. The public sector balance registered a deficit of Ps. 234.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 268.5 billion deficit registered for the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 179.2 billion during the first nine months of 2015, 8.5% lower in nominal terms than for the first nine months of 2014.

According to preliminary figures, during the first nine months of 2015, public sector budgetary revenues amounted to Ps. 3,307.5 billion in nominal pesos, 3.9% greater in real terms as compared to the same period of 2014. During the first nine months of 2015, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 37.4%;

•	non-oil tax revenues increased by 30.7%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.6 percentage points, to 8.6%, as compared to approximately 10.2% in the same period of 2014.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2010-2014 and the first nine months of 2015, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies, such as PEMEX, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2010	2011	2012	2013	2014(1)	First nine months of 2014(1)	First nine months of 2015(1)	2015 Budget(1)(2) (3)
		(in billions of constant pesos(4))

Budgetary expenditures	3,333.9	3,631.3	3,920.3	4,178.3	4,528.0	3,273.0	3,498.6	4,663.6
Current expenditures	2,673.9	2,927.8	3,178.8	3,302.5	3,632.3	2,620.3	2,831.6	3,820.1
Salaries	477.6	519.2	564.5	589.1	633.6	446.3	468.5	692.3
Federal Government	196.2	207.0	228.2	229.4	245.4	164.7	180.2	279.4
Public agencies	281.4	312.2	336.3	359.6	388.3	281.6	288.3	413.0
PEMEX	90.3	99.6	106.6	113.8	122.9	91.0	93.0	133.2
CFE	48.3	58.3	65.1	70.7	79.4	56.2	60.0	83.1
IMSS	115.8	124.9	133.7	142.5	152.2	108.0	111.7	161.9
ISSSTE	27.1	29.4	30.9	32.6	33.8	26.4	23.6	34.7
Interest	255.8	273.9	305.1	314.6	346.0	206.3	259.0	401.5
Federal Government	216.3	240.5	256.9	270.3	291.8	168.1	187.4	333.0
Public agencies	39.5	33.4	48.2	44.3	54.1	38.2	71.6	68.5
PEMEX	33.4	25.2	38.4	32.6	42.7	29.2	62.6	54.0
CFE	6.0	8.2	9.8	11.7	11.5	9.0	9.0	14.5
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	762.0	857.5	931.2	992.5	1,109.5	819.4	866.2	1,194.0
Total	1,048.1	1,159.2	1,279.4	1,367.8	1,514.3	1,133.3	1,215.8	1,593.2
To public sector	286.1	301.7	348.2	375.3	404.8	314.0	349.6	399.3
States’ revenue sharing	437.3	477.3	494.3	532.5	584.9	447.6	479.9	607.1
Acquisitions	216.6	240.9	266.3	270.4	239.8	173.7	164.9	233.1
Federal Government	18.7	21.2	20.3	18.4	19.9	14.1	15.9	23.1
Public agencies	197.9	219.7	246.0	252.0	219.8	159.6	149.0	210.0
PEMEX	11.9	9.7	10.2	8.8	7.9	6.5	6.3	9.1
CFE	138.2	153.1	173.9	183.1	151.5	110.4	97.8	133.1
IMSS	35.2	39.1	46.0	44.9	48.0	32.8	33.1	51.5
ISSSTE	12.6	17.9	15.9	15.2	12.4	9.9	11.8	16.3
Other current expenditures	524.6	559.0	617.5	603.4	718.5	527.0	593.2	692.1
Federal Government	151.2	168.6	176.3	149.8	194.7	155.2	172.5	172.8
Public agencies	373.4	390.4	441.1	453.6	523.9	371.8	420.7	519.3
PEMEX	41.4	34.2	35.4	33.7	45.1	31.8	41.2	31.9
CFE	48.6	38.4	51.4	36.7	45.2	25.6	36.2	54.5
IMSS	181.2	202.1	227.8	246.6	277.7	193.2	209.5	278.5
ISSSTE	102.2	115.7	126.5	136.6	156.0	121.2	133.8	154.5
Capital expenditures	660.1	703.5	741.5	875.8	895.7	652.7	667.0	874.5
Federal Government	349.3	388.8	387.2	502.5	495.7	354.1	377.6	455.4
Public agencies	310.8	314.8	354.3	373.3	400.0	298.7	289.4	419.1
PEMEX	266.5	266.0	309.9	331.3	356.9	272.2	263.0	366.4
CFE	32.1	36.0	34.1	33.8	40.3	26.4	24.7	43.8
IMSS	7.5	8.4	8.1	3.2	2.5	0.4	0.0	5.8
ISSSTE	4.6	4.4	2.2	4.9	0.4	(0.3)	1.7	3.2
Payments due in previous years	—	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014.
(3)	Figures do not take into account expenditure reductions announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first nine months of 2015, public sector budgetary expenditures increased by 4.4% in real terms as compared to the first nine months of 2014. Net public sector budgetary programmable expenditures (excluding physical investments by PEMEX) increased by 3.8% in real terms as compared to the first nine months of 2014. Calculations for net public sector budgetary expenditures exclude compensated operational expenses of government-controlled entities, such as physical investments by PEMEX. Such expenses also include those transactions that represent revenue for entities under the Government’s direct budgetary control and that represent a cost to the Government (e.g., subsidies, budgetary transfers and budgetary contributions). During the first nine months of 2015, the financial cost of public sector debt increased by 23.0% in real terms as compared to the same period of 2014.

The following indicates the remaining amounts in various stabilization funds, as of September 30, 2015:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2016 Budget

On September 8, 2015, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Revenue Law for 2016, or the 2016 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Expenditure Budget for 2016, or the 2016 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2016 Revenue Law was approved by the Senate on October 29, 2015, and the 2016 Expenditure Budget was approved by the Chamber of Deputies on November 13, 2015. They were published in the Official Gazette of the Federation on November 18, 2015, and November 27, 2015, respectively. We refer to these two bills together as Mexico’s 2016 budget (the 2016 Budget).

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures above those adopted by the 2016 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase a budgetary deficit.

A new provision of the Federal Law of Budget and Fiscal Accountability (article 19 Bis, which became effective on January 1, 2016), sets forth the obligation of the Government to use Banco de México’s operational surplus as follows: i) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and ii) the remainder to strengthen the Budget Income Stabilization Fund, or to acquire assets to improve the Government’s financial position.

The 2016 Budget provides for a public sector budget deficit excluding physical investments by PEMEX of 0.5% of GDP. Including PEMEX’s physical investment program, the 2016 Budget provides for a public sector budget deficit of 3.0% of GDP. The 2016 Budget contemplates public sector budgetary revenues totaling Ps. 4,763.9 billion, a 1.6% decrease in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2015 budget (the 2015 Budget). The 2016 Budget estimates are based on an assumed weighted average Mexican crude oil export price of U.S. $50.00 per barrel and an estimated volume of oil exports of 1.1 million barrels per day. Oil revenues are estimated at Ps. 884.4 billion in nominal pesos, a 28.3% decrease in real terms as compared to the estimated amount for the 2015 Budget. In addition, approved non-oil revenues are Ps. 3,270.2 billion, a 12.2% increase as compared to the estimated amount for the 2015 Budget. Finally, projected non-oil tax revenues also increased by 18.7% in real terms as compared to the amount approved for the 2015 Budget.

The 2016 Expenditure Budget provides for a total of Ps. 4,285.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 478.2 billion), a 14.2% decrease in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget). Estimated budget expenditures include the following:

•	Ps. 132.2 billion (2.8% of total budgetary programmable expenditures) on health and social security;

•	Ps. 303.0 billion (6.4% of total budgetary programmable expenditures) on education;

•	Ps. 20.6 billion (0.4% of total budgetary programmable expenditures) on housing and community development;

•	Ps. 357.4 billion for servicing the debt of the Government, including servicing the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); and

•	Ps. 84.4 billion for servicing the debt of the CFE and PEMEX.

The 2016 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 535.0 billion in nominal pesos, or 2.8% of GDP. The 2016 Budget also authorizes the Government to incur an additional U.S. $6.0 billion in external indebtedness, which includes financing from international financial organizations.

On November 18, 2015, amendments to several laws were published, along with the 2016 Budget. Those amendments include the following:

•	Asset acceleration deduction: companies that realize capital investments in areas such as road and transportation infrastructure, energy production and energy distribution will be eligible for accelerated deduction in 2016 and 2017.

•	Repatriation of funds: individuals and companies that had investments abroad until December 2014 and that did not report such investments to the Mexican tax authority will have the option to repatriate their investments and their earnings during the first six months of 2016 without penalties, adjustments or late fees. In addition, individuals and companies availing themselves of this repatriation of funds program will only be obligated to pay income tax based on the current year, provided that such payment is made within fifteen days of the repatriation and those funds are reinvested in specified activities or used for debt payments, among other conditions. This incentive came about as a result of a bilateral agreement between the Internal Revenue Service of the United States of America and the Servicio de Administracíon Tributaria (SAT), which provides for the exchange of information with respect to accounts held abroad by either Mexican or American residents.

•	Products and services: taxes on gasoline will be fixed and then updated on an annual basis.

•	Capitalization rules: an exemption from thin capitalization rules will be allowed for debt contracted with the purpose of making capital expenditures for electricity generation.

The table below sets forth the budgetary results for 2014, as well as the first nine months of 2015. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget and 2016 Budget.

2014 and First Nine Months of 2015 Results; 2015 Budget and 2016 Budget Assumptions and Targets

	2014 Results(1)	First nine months of 2014 Results(1)	2015 Budget(2)	First nine months of 2015 Results(1)	2016 Budget(5)
Real GDP growth (%)	2.3%	2.1%	3.7%	2.5%	3.1	%(6)
Increase in the national consumer price index (%)	4.1%	2.2%	3.0%	0.6%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$86.00	$93.21	$82.00 (3)	$46.37	$50.00
Average exchange rate (Ps./$1.00)	13.3	13.1	13.0	15.6	16.4
Average rate on 28-day Cetes (%)	3.0%	3.0%	3.5%	3.0%	4.5%
Public sector balance as % of GDP(4)	(3.8)%	(3.0)%	(3.5)%	(3.1)%	n.a.
Primary balance as % of GDP(4)	(1.3)%	(1.4)%	(1.3)%	(1.3)%	(0.6)%
Current account deficit as % of GDP	(2.4)%	(1.8)%	(2.0)%	(2.8)%	(2.6)%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2015 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2014 Form 18-K.
(5)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines for 2016) and in the Programa Económico 2016 (Economic Program for 2016), as modified by the 2016 Budget adopted by the Congress.
(6)	Represents the median of the estimated range of real GDP growth (2.6% to 3.6%).

Source: Ministry of Finance and Public Credit.

This discussion of the 2016 Budget includes forward-looking statements, which involve inherent risks and uncertainties. Actual results could vary materially from the statements herein. For more information on forward-looking statements, please see “Forward-Looking Statements” on page 1 of the accompanying prospectus.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2015, the Government’s net internal debt totaled Ps. 4,596.7 billion, a 6.3% increase in nominal terms as compared to Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 152.3 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,146.1 billion at September 30, 2015 according to preliminary figures, a 7.1% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at September 30, 2015, the Government’s gross internal debt totaled Ps. 4,856.9 billion, a 6.8% increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31, 2014. Of the total gross internal debt of the Government at September 30, 2015, Ps. 489.5 billion represented short-term debt, as compared to Ps. 520.8 billion at the end of 2014, and Ps. 4,367.4 billion represented long-term debt as of September 30, 2015, as compared to Ps. 4,025.8 billion at the end of 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,430.5 billion at September 30, 2014 according to preliminary figures, a 7.5% increase in nominal terms as compared to Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at September 30, 2015, the Government’s financing costs on its internal debt totaled Ps. 135.6 billion, or 0.7% of GDP, representing a 6.6% nominal increase as compared to its financing costs of Ps. 127.1 billion, or 0.8% of GDP, during the same period of 2014.

As of September 30, 2015, the average maturity of the Government’s internal debt decreased to eight years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

				At December 31,
	2010			2011			2012			2013			2014			At September 30, 2014				At September 30, 2015(2)
				(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,249.7		93.0%	Ps.	4,537.7	93.4%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		675.7		14.8		638.4	13.1
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		222.9		4.9		265.5	5.5
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,066.2		23.3		1,140.0	23.5
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,280.2		49.9		2,488.0	51.2
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		4.8		0.1		5.8	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		321.2		7.0		319.2	6.6

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	4,570.9		100.0%	Ps.	4,856.9	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)					(381.8)		(260.3)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1				Ps.	4,189.1	Ps.	4,596.7

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%					26.6%		26.9%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%					24.4%		25.5%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 103.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014 and Ps. 152.3 billion at September 30, 2015 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2015, outstanding gross public sector external debt totaled U.S. $163.4 billion, an approximate U.S. $15.7 billion increase from the U.S. $147.7 billion outstanding at the end of 2014. Of this amount, U.S. $158.9 billion represented long-term debt and U.S. $4.4 billion represented short-term debt. Overall, total public net debt (external plus internal public sector debt) represented approximately 43.5% of nominal GDP, an increase of 4.7 percentage points from the end of 2014.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
September 30, 2015(3)		82,662		71,013		5,245		158,920		4,446		163,366

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			September 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	133,033	81.4%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,981	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		417	0.3
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,767	1.7
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		19,239	11.8
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		2,929	1.8

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	163,366	100.0%

Net External Debt of the Public Sector

	At December 31,										September 30,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	159,177.1
Gross External Debt/GDP		9.8%		10.4%		10.1%		10.5%		12.1%		15.4%
Net External Debt/GDP		9.2%		10.1%		9.8%		10.2%		12.0%		15.0%

Gross External Debt of the Federal Government

	At December 31,
	2010			2011			2012			2013			2014			September 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,114	79.9%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,688	4.5
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,237	2.7
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,707	12.9
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		20	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,765	100.0%

Net External Debt of the Federal Government

	At December 31,										September 30,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,110.9
Gross External Debt/GDP		5.1%		5.5%		5.4%		5.6%		6.5%		7.8%
Net External Debt/GDP		4.6%		5.4%		5.3%		5.5%		6.4%		7.7%

Net Debt of the Federal Government

	At December 31,					September 30,
	2010	2011	2012	2013	2014	2015(3)
External Debt	18.7%	21.1%	19.7%	19.0%	20.8%	23.3%
Internal Debt	81.3%	78.9%	80.3%	81.0%	79.2%	76.7%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

There have been no securities offerings since the October 28, 2015 filing of the 2014 Form 18-K.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January     , 2016, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of the Notes

Citigroup Global Markets Inc.	U.S. $
J.P. Morgan Securities LLC	U.S. $
Morgan Stanley & Co. LLC	U.S. $

Total	U.S. $

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the managers or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Citigroup Global Markets Inc. and/or the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated January 13, 2016 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $        , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $        .

The managers have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you

(a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See “Plan of Distribution” in the prospectus supplement for restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT

AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles México, D.F. 03810

LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, México, D.F. 11040